SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
RAMACO RESOURCES, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

75134P 303
(CUSIP Number)

Bryan H. Lawrence
Yorktown Partners LLC
410 Park Avenue
20th Floor
New York, New York 10022
(212) 515-2100

Copies to:
Jesse E. Betts
Akin Gump Strauss Hauer & Feld LLP
2300 North Field Street, Suite 1800
Dallas, Texas 75201-4675
(214) 969-2779
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,230,031

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,230,031

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,230,031

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.36% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 43,902,118 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of Ramaco Resources, Inc. (the “Company”) issued and outstanding as of October 31, 2023, as set forth in Ramaco Resources, Inc.’s (the “Issuer”) quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN X COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,230,031

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,230,031

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,230,031 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.36% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
These securities are directly held by Yorktown Energy Partners X, L.P. (“Yorktown X”). Yorktown X Company LP is the sole general partner of Yorktown X. As a result, Yorktown X Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X. Yorktown X Company LP disclaims beneficial ownership of the securities owned by Yorktown X in excess of its pecuniary interests therein.

(2)
Based on 43,902,118 shares of Class A Common Stock of the Company issued and outstanding as of October 31, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 9, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN X ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,230,031

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,230,031

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,230,031 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.36% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
These securities are directly held by Yorktown X. Yorktown X Company LP is the sole general partner of Yorktown X and Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X. Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown X in excess of their pecuniary interests therein.

(2)
Based on 43,902,118 shares of Class A Common Stock of the Company issued and outstanding as of October 31, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 9, 2023.

This Amendment No. 1 amends the Schedule 13D with respect to the shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Ramaco Resources, Inc., a Delaware corporation (the “Issuer”), previously filed by Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown X”), Yorktown X Company LP, a Delaware limited partnership (“Yorktown X Co”), and Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown X Associates” and together with Yorktown X and Yorktown X Co, the “Reporting Persons”) with the SEC on February 21, 2017 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety by the following:

This Schedule 13D relates to the shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Ramaco Resources, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 250 West Main Street, Suite 1900, Lexington, Kentucky 40507.

Item 5.	Interest in Securities of the Issuer.
Subparagraphs a, b and c of Item 5 in the Schedule 13D are hereby amended and restated in their entirety by the following:

(a) As of December 7, 2023, each of the Reporting Persons beneficially owns 3,230,031 shares of Class A Common Stock of the Issuer, representing 7.36% of the issued and outstanding shares of Class A Common Stock of the Issuer (based on 43,902,118 shares of Class A Common Stock of the Company issued and outstanding as of October 31, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 9, 2023). Each Reporting Person disclaims beneficial ownership of the reported Class A Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Class A Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(b) As of December 7, 2023, Yorktown X directly owns 3,230,031 shares of Class A Common Stock of the Issuer. Yorktown X Co is the sole general partner of Yorktown X. Yorktown X Associates is the sole general partner of Yorktown X Co. Yorktown X Associates has the sole power to cause Yorktown X Co to cause Yorktown X to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X.

(c) From November 13, 2023 through December 7, 2023, Yorktown X sold 462,850 shares of Class A Common Stock of the Issuer in a series of open market sales. Except as disclosed in the table below, there have been no transactions in the shares of Class A Common Stock by the Reporting Persons in the last 60 days:

Date of Transaction	Nature of Transaction	Quantity of Shares	Weighted-Average Price Per Share
11/13/2023	Sale	10,338	$18.3172 (1)
11/14/2023	Sale	36,917	$18.2822 (2)
11/14/2023	Sale	29,188	$19.5814 (3)
11/15/2023	Sale	72,080	$18.0544 (4)
11/16/2023	Sale	84,924	$16.5913 (5)
11/16/2023	Sale	10,599	$17.2009(6)
11/16/2023	Sale	3,685	$18.1233 (7)
11/17/2023	Sale	53,648	$16.4678 (8)
11/17/2023	Sale	1,752	$17.1352 (9)
11/20/2023	Sale	11,161	$16.4670 (10)
11/24/2023	Sale	1,161	$17.6875(11)
11/27/2023	Sale	37,202	$17.2868(12)
11/28/2023	Sale	18,854	$17.0075(13)
11/29/2023	Sale	13,399	$16.5726(14)
11/30/2023	Sale	15,346	$16.6981(15)

12/01/2023	Sale	24,249	$17.7523(16)
12/06/2023	Sale	21,748	$17.9179(17)
12/06/2023	Sale	1,253	$18.4539(18)
12/07/2023	Sale	15,346	$17.3147(19)

1.
This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $18.25 to $18.56, inclusive. The Reporting Persons undertake to provide to the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1), (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12), (13), (14), (15), (16), (17), (18) and (19) herein.

2.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $18.15 to $18.89, inclusive.
3.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $19.15 to $19.93, inclusive.
4.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $17.75 to $18.41, inclusive.
5.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $16.01 to $16.99, inclusive.
6.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $17.00 to $17.98, inclusive.
7.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $18.00 to $18.31, inclusive.
8.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $16.05 to $17.04, inclusive.
9.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $17.05 to $17.21, inclusive.
10.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $16.40 to $16.76, inclusive.
11.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $17.52 to $17.80, inclusive.
12.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $17.00 to $17.43, inclusive.
13.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $16.75 to $17.44, inclusive.
14.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $16.43 to $16.80, inclusive.
15.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $16.50 to $16.87, inclusive.
16.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $17.50 to $18.06, inclusive.
17.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $17.40 to $18.39, inclusive.
18.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $18.39 to $18.55, inclusive.
19.	This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $17.00 to $17.66, inclusive.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2023

YORKTOWN ENERGY PARTNERS X, L.P.
By:	Yorktown X Company LP,
its general partner
	By:	Yorktown X Associates LLC,
its general partner
		By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Managing Member

YORKTOWN X COMPANY LP
By:	Yorktown X Associates LLC,
its general partner
	By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Managing Member

YORKTOWN X ASSOCIATES LLC
By:	/s/ Bryan H. Lawrence
Bryan H. Lawrence, Managing Member